UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-36222

Autohome Inc.

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated June 21, 2024 with The Stock Exchange of Hong Kong Limited in relation to the results of the annual general meeting of shareholders held on June 21, 2024. For details, please refer to Exhibit 99.2 to this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 –	Press Release

Exhibit 99.2 –	Announcement – Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.

By:	/s/ Tao Wu
Name:	Tao Wu
Title:	Director and Chief Executive Officer

Date: June 21, 2024